[redacted]

02022095

RECEIVED MAR 1 2 2002 143 PROCESSING SECTION WASH., D.C.

AH 3/21/02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 47904 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John James Futures Group Ltd.
DBA: JOHN JAMES INVESTMENTS LTD

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8463 SHERIDAN DRIVE
(No. and Street)

WILLIAMSVILLE (City) NY (State) 14221 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

YVONNE PILICHOWSKI
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JEROME E BRYK & ASSOCIATES
(Name — *if individual, state last, first, middle name*)

823 ENGLEWOOD AVE (Address) BUFFALO (City) NY (State) 14223 (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 1 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AH 3/29/02



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Yvonne Pilichowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John James Investments Ltd, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______________________________

______________________________

______________________________

Yvonne Pilichowski
Signature

President
Title

Melissa Starr
Notary Public

MELISSA STARR
Notary Public, State of NY
Qualified in Erie County
My Comm. Exp. June 29, 2003

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# JOHN JAMES INVESTMENTS, LTD.

## AUDITED
## FINANCIAL STATEMENTS

## DECEMBER 31, 2001

## FINANCIAL STATEMENTS:



## SUPPLEMENTARY INFORMATION:

**JOHN JAMES INVESTMENTS, LTD**
**AUDITED**
**CONSOLIDATED STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2001**

| | | | |
|---|---|---|---|
| **ASSETS** | | | |
| Cash in Bank | | $52,435 | |
| Accounts Receivable | | 159,424 | |
| Proprietary Futures | | 21,420 | |
| Clearing Firm Deposit | | 15,371 | |
| Furniture and Equipment | $94,417 | | |
| Improvements | 35,000 | | |
| Other | 7,157 | | |
| Repairs | 21,704 | | |
| Less: Accumulated Depreciation | 66,782 | 91,496 | |
| Land | | 20,000 | |
| **TOTAL ASSETS** | | | $360,146 |
| **LIABILITIES & STOCKHOLDERS' EQUITY** | | | |
| **LIABILITIES** | | | |
| Accounts Payable - Trade | $8,672 | | |
| Commissions Payable | 72,185 | | |
| Loans Payable | 12,781 | | |
| | | $93,638 | |
| Income Taxes Payable | $28,000 | | |
| Payroll Taxes Payable | 1,650 | | |
| | | $29,650 | |
| **TOTAL LIABILITIES** | | $123,288 | |
| **STOCKHOLDERS' EQUITY** | | | |
| Capital Stock | $2,000 | | |
| Paid-in-Capital | 38,357 | | |
| Retained Earnings | 196,501 | | |
| **TOTAL STOCKHOLDERS' EQUITY** | | $236,858 | |
| **TOTAL LIABILITIES & STOCKHOLDERS' EQUITY** | | | $360,146 |

The accompanying Notes are an integral part of these Financial Statements.

**JOHN JAMES INVESTMENTS, LTD.**
**AUDITED**
**CONSOLIDATED STATEMENT OF INCOME**
**FOR THE YEAR ENDED DECEMBER 31, 2001**

| | | |
|---|---|---|
| **REVENUES** | | |
| Commissions - Income | $414,275 | |
| Commissions - Insurance/Mutual Funds | 99,505 | |
| **TOTAL REVENUES** | | $513,780 |
| **EXPENSES** | | |
| Salary - Officers | $24,758 | |
| Commissions | 266,925 | |
| Advertising | 3,852 | |
| Contract Labor | 3,108 | |
| Professional Services | 3,223 | |
| Equipment Rental - Quotes | 8,992 | |
| Insurance | 10,534 | |
| Bank Charges | 355 | |
| Licenses | 110 | |
| Depreciation | 15,828 | |
| Postage & Delivery Expense | 3,195 | |
| Office Expense | 4,578 | |
| Dues & Subscriptions | 1,815 | |
| Printing & Production Expense | 724 | |
| Rent | 11,299 | |
| Utilities | 15,909 | |
| Travel Expense | 3,776 | |
| Vehicle Expense | 3,719 | |
| Repairs | 2,445 | |
| Landscaping | 5,628 | |
| Registrations - Bonding | 5,583 | |
| Seminars | 3,156 | |
| Cleaning & Janitorial Expense | 1,230 | |
| Taxes - Property | 3,014 | |
| Taxes - Payroll | 2,687 | |
| **TOTAL EXPENSES** | | $406,443 |
| **INCOME BEFORE INCOME TAXES** | | $107,337 |
| **OTHER INCOME** | | |
| Interest | | $2,193 |
| **INCOME TAXES** | | |
| Federal | $20,000 | |
| State | 8,000 | |
| **TOTAL INCOME TAXES** | | $28,000 |
| **NET INCOME** | | $81,530 |

The accompanying Notes are an integral part of these Financial Statements.

JOHN JAMES INVESTMENTS, LTD.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

| | CAPITAL STOCK | ADD'L PAID-IN CAPITAL | RETAINED EARNINGS |
|---|---|---|---|
| BALANCES AT JANUARY 1, 2000 | $2,000 | $38,357 | $114,971 |
| NET INCOME (LOSS) | | | $81,530 |
| CAPITAL CONTRIBUTIONS (Additional Investments) | $0 | $0 | |
| BALANCES AT DECEMBER 31, 2000 | $2,000 | $38,357 | $196,501 |

JOHN JAMES INVESTMENTS, LTD.
AUDITED
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net Income | $81,530 |
| Depreciation | 15,828 |
| Income Taxes Payable | 16,924 |
| Accounts Receivable | (126,838) |
| Proprietary Futures | (1,320) |
| Clearing Firm Deposit | (2,355) |
| Prepaid Expenses | 0 |
| Accounts Payable | 5,003 |
| Commissions Payable | 56,255 |
| | $45,027 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Investing Activities | |
| Purchase of Fixed Assets | (7,347) |
| Financing Activities | |
| Loans Payable | 3,712 |
| **NET INCREASE IN CASH, PLUS EQUIVALENTS DURING 2000** | $41,392 |
| **Cash, plus Cash Equivalents - January 1, 2000** | 11,043 |
| **Cash, plus Cash Equivalents - December 31, 2000** | $52,435 |

The accompanying Notes are an integral part of these Financial Statements.

**JOHN JAMES INVESTMENTS, LTD.**
**AUDITED**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2001**

1. *Significant Accounting Policies*

The consolidated financial statements include the accounts of the Company and all wholly owned subsidiaries. Such subsidiaries are engaged primarily in brokerage, investment advisory, and venture capital business. All material intercompany balances and transactions are eliminated in consolidation.

Customers' securities and commodities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

Depreciation is provided on a straight-line basis using estimated useful lives of five years.

2. Provision for Taxes

Taxes Currently Provided amounted to $ 28,000. Provisions for said Taxes are as follows:

| | |
|---|---|
| Federal | $ 20,000 |
| State | 8,000 |
| Total Income Tax Expense | $ 28,000 |

SCHEDULE I

JOHN JAMES INVESTMENTS, LTD.

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

| | | |
|---|---|---|
| **TOTAL ASSETS** | $360,146 | |
| LESS: TOTAL LIABILITIES | (123,288) | |
| **TOTAL STOCKHOLDERS' EQUITY** | $236,858 | |
| TOTAL NON-ALLOWABLE ASSETS | 111,496 | |
| **NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS** | $125,362 | |
| HAIRCUTS ON SECURITIES | (21,420) | |
| **NET CAPITAL** | | $103,942 |

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of From X-15A-5 as of December 31, 2001)

| | | |
|---|---|---|
| **NET CAPITAL AS REPORTED IN COMPANY'S PART II FOCUS REPORT** | | $114,885 |
| **AUDIT ADJUSTMENTS:** | | |
| Current Assets | 24,708 | |
| Fixed Assets | 37,144 | |
| Accounts Payable, Accrued Liabilities, | 9,244 | |
| Expenses and Other | (82,039) | |
| Equity | (23,824) | (10,943) |
| **NET CAPITAL, PER ABOVE** | | $103,942 |

SCHEDULE II

JOHN JAMES INVESTMENTS, LTD.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

| | | |
|---|---|---|
| MINIMUM NET CAPITAL REQUIRED | $5,626 | |
| MINIMUM DOLLAR REQUIREMENT | 6,000 | |
| **NET CAPITAL REQUIREMENT** | $6,000 | |
| EXCESS NET CAPITAL | | $97,942 |
| **TOTAL AGGREGATE INDEBTEDNESS** | | $123,288 |

| | |
|---|---|
| **RATIO OF AGGREGATE INDEBTEDNESS OVER NET CAPITAL** | 79.45% |